UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DallasNews Corp
(Name of Issuer)

Series A Common Stock, $0.01 par value
(Title of Class of Securities)

235050101
(CUSIP Number)

Cody Willard c/o 10,000 Days Capital Management LLC 555 Fifth Avenue, Ninth Floor Suite 900 New York, New York 10017 1 (646) 504-6550
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	235050101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
10,000 Days Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a) [ _ ]
(b) [ _ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
262,136

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
262,136

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
262,136

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.53%

14	TYPE OF REPORTING PERSON* (see instructions)
IA, OO

CUSIP No.	235050101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
10K Days LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a) [ _ ]
(b) [ _ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
262,136

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
262,136

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
262,136

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.53%

14	TYPE OF REPORTING PERSON* (see instructions)
OO

CUSIP No.	235050101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
10,000 Days Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a) [ _ ]
(b) [ _ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
262,136

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
262,136

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
262,136

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.53%

14	TYPE OF REPORTING PERSON* (see instructions)
PN

CUSIP No.	235050101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cody Willard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a ) [ _ ]
(b) [ _ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
262,136

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
262,136

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
262,136

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.53%

14	TYPE OF REPORTING PERSON* (see instructions)
IN, HC

CUSIP No.	235050101

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares (“Shares”) of Series A common stock, par value $0.01 per share, of DallasNews Corp, a Texas corporation (the “Issuer”). The principal executive office of the Issuer is located at P.O. Box 224866, Dallas, Texas 75222-4866.

Item 2. Identity and Background.

(a)	This statement is filed on behalf of (i) 10,000 Days Capital Management LLC (“10,000 DCM”), a Delaware Limited Liability Company, (ii) 10K Days LLC (“10K Days GP”), a Delaware Limited Liability Company, (iii) 10,000 Days Fund LP (“10,000 Days Fund”), a Delaware Limited Partnership, and (iv) Cody Willard, an individual (“Mr. Willard”, together with 10,000 DCM, 10K Days GP and 10,000 Days Fund, the “Reporting Persons”).

(b)	The principal business address of 10,000 DCM is 555 Fifth Avenue, Ninth Floor, Suite 900, New York, New York 10017. The principal business address of the other Reporting Persons is c/o 10,000 Days Capital Management LLC, 555 Fifth Avenue, Ninth Floor, Suite 900, New York, New York 10017.

(c)	The principal business of 10,000 Days Fund is purchasing, holding and selling securities for investment purposes. The principal business of 10K Days GP is to serve as the General Partner of 10,000 Days Fund. The principal business of 10,000 DCM is to serve as the management company of 10,000 Days Fund. The principal business of Mr. Willard is to serve as portfolio manager of 10,000 Days Fund and manage the Reporting Persons.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

(f)	10,000 DCM and 10K Days GP are limited liability companies organized in Delaware. 10,000 Days Fund is a limited partnership organized in Delaware. Mr. Willard is a United States Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 262,136 Shares reported herein came from the working capital of 10,000 Days Fund. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity. The Reporting Persons intend to have discussions with the Issuer's board of directors and management regarding ways to stimulate growth at the Issuer, advance profitability and build shareholder value.

Mr. Willard also operates a subscription-based investing newsletter, TradingWithCody.com (the “Newsletter”), and published an analysis of the Issuer on the Newsletter on September 10, 2023. Mr. Willard expects to publish additional materials on the Newsletter regarding the Issuer. The Reporting Persons expect that TradingWithCody.com subscribers may purchase shares of the Issuer based, in part, on the Newsletter.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5. Interest in Securities of the Issuer.

(a)

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 4,737,792 shares of Series A Common Stock outstanding as of July 21, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 as filed with the Securities and Exchange Commission on July 25, 2023.

As of the close of business on the date hereof, the Reporting Persons may be deemed to beneficially own 262,136 Shares, representing approximately 5.53% of the Shares outstanding.

(b)

10,000 DCM has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 262,136 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 262,136 Shares.

10K Days GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 262,136 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 262,136 Shares.

10,000 Days Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 262,136 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 262,136 Shares.

Mr. Willard has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 262,136 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 262,136 Shares.

(c)	Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit B hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein or in the prior Schedule 13G filed by the Reporting Persons in respect of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement, dated September 27, 2023, between 10,000 Days Capital Management LLC, 10K Days LLC, 10,000 Days Fund LP, and Cody Willard.

Exhibit B: Schedule of Transactions in Shares

CUSIP No.	235050101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2023
(Date)

10,000 Days Capital Management LLC /s/ Cody Willard Signature Cody Willard Managing Member

10K Days LLC /s/ Cody Willard Signature Cody Willard Managing Member

10,000 Days Fund LP By: 10K Days LLC, Its general partner /s/ Cody Willard Signature Cody Willard Managing Member

Cody Willard /s/ Cody Willard Signature

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, dated September 27, 2023, relating to Series A Common Stock, par value $0.01 per share of DallasNews Corp shall be filed on behalf of the undersigned.

September 27, 2023
(Date)

10,000 Days Capital Management LLC /s/ Cody Willard Signature Cody Willard Managing Member
10K Days LLC /s/ Cody Willard Signature Cody Willard Managing Member

10,000 Days Fund LP By: 10K Days LLC, Its general partner /s/ Cody Willard Signature Cody Willard Managing Member

Cody Willard /s/ Cody Willard Signature

EXHIBIT B

SCHEDULE OF TRANSACTIONS IN SHARES

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
7/11/2023	Series A Common Stock	40,363	0	$3.97
7/12/2023	Series A Common Stock	29,823	0	$4.09
7/13/2023	Series A Common Stock	45,809	0	$4.17
7/14/2023	Series A Common Stock	13,231	0	$4.21
7/18/2023	Series A Common Stock	2,646	0	$4.18
7/19/2023	Series A Common Stock	12,338	0	$4.29
7/20/2023	Series A Common Stock	3,759	0	$4.51
7/21/2023	Series A Common Stock	15,750	0	$4.61
7/26/2023	Series A Common Stock	17,068	0	$4.34
7/31/2023	Series A Common Stock	368	0	$4.60
8/2/2023	Series A Common Stock	2,610	0	$4.81
8/8/2023	Series A Common Stock	3,962	0	$4.64
8/9/2023	Series A Common Stock	3,273	0	$4.61
8/10/2023	Series A Common Stock	24,000	0	$4.38
8/11/2023	Series A Common Stock	6,000	0	$4.26
8/14/2023	Series A Common Stock	12,300	0	$4.14
8/15/2023	Series A Common Stock	2,279	0	$4.12
8/16/2023	Series A Common Stock	3,856	0	$4.16
8/17/2023	Series A Common Stock	4,000	0	$3.99
8/18/2023	Series A Common Stock	12,000	0	$3.90
8/21/2023	Series A Common Stock	6,701	0	$3.92